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WASHINGTON, D.C.

November 18, 2003

03037675

NOV 20 2003

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Banca Carige S.p.A.
Information Pursuant to Rule 12g-3-2(b)
File No. 82 - 4758

SUPPL

Dear Sir or Madam,

On behalf of Banca Carige S.p.A. ("Banca Carige" or the "Company"), and pursuant to the exemption available under Rule 12g-3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Act"), please find enclosed a press release dated November 11, 2003 announcing that the board of directors adopted the final terms and conditions relative to the capital transaction and approved the report for the third quarter results.

These should be added to title 5 of the Company's file 82-4758, originally submitted on February 11, 1998 (time stamped on February 12, 1998).

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33-1-53-89-70-00) should you have any questions.

Very truly yours,

John Felitti

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

cc: Dott. Nicola Ferrante, Banca Carige S.p.A.

dlw 11/26

PADOCS01/114997.11

PRESS RELEASE

c/o Press Promotion and Reports Office

BANCA CARIGE
Savings Bank of Genoa and Imperia

BANCA CARIGE SETS THE FINAL TERMS AND CONDITIONS FOR THE CAPITAL STOCK TRANSACTION AND APPROVES THE REPORT FOR THE THIRD QUARTER OF 2003. NET PROFIT 79.4 MILLION EUROS (+13.5%)

The Board of Directors of Banca Carige, meeting yesterday, adopted the final terms and conditions relative to the capital transaction approved by the Board on September 29, 2003, pursuant to the mandate given to the Board by the Shareholders' Meeting of September 10, 2003.

The option offer shall therefore cover:

- The issuance of 79,991,450 common shares and 12,785,775 savings shares, possession 1/1/2003, offered as an option on the basis of one common or savings share for 11 old shares of the same category, at a price equal to € 2.20, including the surcharge, for each new common or savings shares, for an overall equivalent value of around € 204 million;
- The issuance of 40,821,979 convertible subordinated debentures of the "Banca Carige 1.50% 2003-2013 hybrid subordinated loan with reimbursement premium convertible to common shares" with a unit face value of € 2.50, for an equivalent amount of around € 102 million. The debentures shall be optioned on the basis of 1 debenture for each group of 25 common and/or savings shares held prior to the capital increase referred to above.
  The debentures shall be convertible on the basis of one common share for each bond held, and shall have the following principal characteristics:
    - Term: 10 years;
    - Interest rate: 1.50% per annum gross;
    - Lump-sum reimbursement: over par with an increase of 16.00% over face value;
    - Effective yield at maturity: 2.90% per annum, gross.

The option rights must be exercised between November 17, 2003 and December 5, 2003, both inclusive, and may be traded on the Exchange between November 17, 2003 and November 27, 2003 inclusive.

The Fondazione Cassa di Risparmio e Imperia has decided to subscribe, on the terms and conditions of issue, its option on the new common and savings shares and debentures convertible to shares. In addition, considering the commitments assumed by the shareholders Caisse des Dépôts et Consignations S.A., Westdeutsche Landesbank Girozentrale AG, El Monte de Piedad y Caja de

Ahorros Huelva y Sevilla, Gefip Holding S.A., Cattolica Assicurazioni S.c.a.r.l. and Ligurpart S.p.A., the overall amount of the commitment comes to around 70% of the new common shares, around 98% at least of the new savings shares and around 70% at least of the convertible debentures.
The option offer relative to the new common shares and to the convertible debentures, as to the remaining part with regard to the above commitments, is accompanied by a direct guarantee from MCC and Mediobanca.

***

At the same session, the Board of Directors approved the report for the third quarter of 2003, which shows a **net profit** for the first nine months of 79.4 million, up 13.5% over the same period the year previous.

The positive result of this first part of the year was achieved in an economic situation characterized by some weaknesses that significantly conditioned the course of banking activity.

(continued)

The main business indicators of Carige can be summarized as follows:

Results at 9/30/2003 ***Millions of euros***	**Absolute values**	**% var. compared to 9/30/2002**
Total received from customers	22,578.2	+10.7%
Customer applications	8,830.4	+15.9%
Results from operations	172.0	+7.7%
Profit on regular activities	125.0	+4.1%
Net profit	79.4	+13.5%

From the economic standpoint, the changes in the **margin of interest** (240.8 million, +6.3%), in **net revenue from services** (296.6 million; +20.7%) and in **operating costs** (365.4 million; +16.9%) were influenced by the growth in the company's size as a result of the acquisition of 42 teller stations from Gruppo Capitalia at the end of 2002. In particular, on the revenues side, there was a positive contribution from fees earned (129.1 million; +7.5%) and dividends (64.3 million; +9.3%).

As regards intermediation, the bank saw growth in **Intermediate Financial Activities for customers (AFI),** as of the end of the year of 4.4% to 22,578.2 million; the components involving direct and indirect receipts posted an increase of 5.4% and 3.7%, respectively, during the period. **Customer credits** totaled 8,830.4 million, an increase of 2.3% in the nine-month period, driven by the credits extended for the acquisition and restructuring of homes, up nearly 13% for the period. In spite of the unfavorable economic climate, Carige's loan portfolio remained at moderate risk levels, with a ratio of 3.2% of outstanding debt and gross applications.

Carige's **network of subsidiaries** in 2003 featured the opening of Monza, raising to 392 the overall number of the Bank's teller stations, while at the Group level, that figure is 455 units, 53.4% of them located in Liguria. There are 420 insurance agencies in all.

At the end of September, Banca Carige had 3,788 **employees** (3,512 at the end of 2002), and this figure was increased as of 1/1/2003 by the inclusion of the 371 employees of the branches acquired from Capitalia).

At the consolidated level, **Gruppo Carige's AFIs** rose 4% in the nine-month period to 25,478.1 million, while **customer applications,** at 9,794.7 million, posted growth of 3.2%. The development of economic results shows a 12.2% increase (140.3 million) in **results from operations**. The **consolidated net profit** therefore stands at 57.7 million, an increase of 34.2% over the 2002 net profit level.

Iin terms of the individual affiliates, positive results were posted both by the banking affiliates – Cassa di Risparmio di Savona and Banca del Monte di Lucca, with net profits of 14.8 million (+61.9%) and 1.9 million (more than 200% higher than at September 2002), respectively, and insurance – Carige Vita Nuova and Carige Assicurazioni, which posted profits of 3 million (more than twice the same period in 2002) and 2.2 million (37.5%), respectively, confirming the validity of the bolstering of the company and the expansion of the internal Group synergies promoted by Carige in recent years.

Also in 2003, Carige stock confirmed its own validity by posting growth over the nine-month period of around 32%, greater than the rise in the general MIBTEL index (5.7%) and the MIB bank index (18.9%).

The Report for the third quarter of 2003 will be available on the following website: www.carige.it.

Genoa, November 11, 2003